

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

David Hsu
Chief Executive Officer
SolarMax Technology, Inc.
3080 12th Street
Riverside, CA 92507

>    **Re: SolarMax Technology, Inc.**
>    **Amendment No. 8 to Registration Statement on Form S-1**
>    **Filed September 11, 2023**
>    **File No. 333-266206**

Dear David Hsu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1 filed on September 11, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

1. We note your statement on page 77 that the income tax *benefit* for your China segment for the six months ended June 30, 2023 was $283,765 as a result of the release of the tax valuation allowance in your China segment due to the taxable loss during the period. Within your income statement on page F-3, it appears that you have reflected a income tax *provision* for the six months ended June 30, 2023. As such, please provide us with an understanding of the differences on page 77 and page F-3.

       You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Real Estate & Construction

cc:     Asher Levitsky